# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NSTS Bancorp, Inc., CIK 0001881592
CUSIP: 6293JP109
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 700 LEWIS AVE., WAUKEGAN, Illinois (IL), 60085
Date of event which requires filing of this statement: 10/01/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-23-024948
Filed by CIK 0001963358

## Reporting persons
- NORTH SHORE TRUST & SAVINGS EMPLOYEE STOCK OWNERSHIP PLAN TRUST: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: NSTS Bancorp, Inc.
Address of issuer's principal executive offices: 700 LEWIS AVE., WAUKEGAN, ILLINOIS, 60085.

## Item 2. Person Filing
Name of person filing: North Shore Trust & Savings Employee Stock Ownership Plan Trust ("NSTS ESOP Trust")
Address of principal business office or, if none, residence: c/o Pentegra Services, Inc., 2 Enterprise Drive, Suite 408, Shelton, CT 06484
Citizenship: Illinois

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: See row 9 of the cover page.
Percent of class: See row 11 of the cover page.
Sole power to vote or to direct the vote: See row 5 of the cover page.
Shared power to vote or to direct the vote: See row 6 of the cover page.
Sole power to dispose or to direct the disposition: See row 7 of the cover page.
Shared power to dispose or to direct the disposition: See row 8 of the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- NORTH SHORE TRUST & SAVINGS EMPLOYEE STOCK OWNERSHIP PLAN TRUST: /s/ Pentegra Trust Company as Trustee, Paula Edmonds Vice President (10/01/2026)